601 Lexington Avenue
New York, New York 10022
John A. Kupiec
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-5997		(212) 446-4900
john.kupiec@kirkland.com	www.kirkland.com

May 5, 2016

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention: Larry Spirgel

AD Office 11 – Telecommunications

Re:	Nexstar Broadcasting Group, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 27, 2016

File No. 333-210333

Dear Mr. Spirgel:

On behalf of Nexstar Broadcasting Group, Inc. (“Nexstar”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 4, 2016 (the “Comment Letter”), relating to the Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-210333) filed by Nexstar on April 27, 2016 (the “Registration Statement”).

Concurrently with this letter, Nexstar is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), reflecting revisions in response to the Staff’s comments. Amendment No. 2 includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of Amendment No. 2 marked against the April 27, 2016 filings to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 2.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided by Nexstar.

Beijing    Chicago    Hong Kong    Houston    London     Los Angeles    Munich    Palo Alto     San Francisco    Shanghai    Washington, D.C.

May 5, 2016

1.	We note your response to comment 2 and reiterate our prior comment in part. As requested previously, please revise your pro forma information to also give effect to the range of possible results from Nexstar’s participation in the FCC spectrum auction. Additionally, please give effect to the maximum possible P&L impact (i.e., loss of historical revenues and costs) arising from the divestiture of identifiable Media General and Nexstar stations based on spectrum already tendered at the FCC auction, unless already reflected in adjustment (t).

Response:

In response to the Staff’s comment, Amendment No. 2 has been revised on page 182.

***

Prior to or contemporaneous with a request to accelerate the effective date of the pending Registration Statement, Nexstar will provide a written statement acknowledging that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Nexstar from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Nexstar may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call me at (212) 446-5997 should you wish to discuss the matters addressed above or other issues relating to Amendment No. 2. Thank you for your attention to this matter.

Very truly yours,

/s/ John A. Kupiec

cc:

Thomas E. Carter

Nexstar Broadcasting Group, Inc.

Andrew C. Carington

Media General, Inc.

Philip Richter

Fried, Frank, Harris, Shriver &

Jacobson LLP

Michael Aiello

Weil, Gotshal & Manges LLP